SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

CHIQUITA BRANDS INTERNATIONAL, INC.
(Name of Subject Company)

CHIQUITA BRANDS INTERNATIONAL, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

170032809
(CUSIP Number of Class of Securities)

James E. Thompson, Esq.
Executive Vice President and Chief Legal Officer
Chiquita Brands International, Inc.
550 South Caldwell Street
Charlotte, North Carolina 28202
(980) 636-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications
on Behalf of the Person(s) Filing Statement)

With copies to:

David J. Friedman, Esq.
Peter C. Krupp, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
(212) 735-3000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 amends and supplements the Schedule 14D-9, originally filed by Chiquita Brands International, Inc., a New Jersey corporation, with the Securities and Exchange Commission on November 4, 2014 (as amended, the “Statement”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Except as otherwise noted below, no changes are being made to the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

(a) Item 3 of the Statement is amended and supplemented by amending and restating in its entirety the subsection “Relationship with the Offeror and its Affiliates” on page 2 as follows:

“According to the Schedule TO, as of November 4, 2014, (i) other than the ownership of 100 Shares by Cavendish Alpha Corporation (“Cavendish Alpha”), a wholly owned subsidiary of Erichton (which originally had owned 50% of the equity interests in Cavendish Global and is an affiliate of the Safra Group), and 106,689 Shares by Erichton and (ii) other than as set forth in the Merger Agreement or elsewhere in Schedule TO, Cutrale-Safra, do not have a relationship with the Company.

On December 12, 2014, as part of an internal restructuring, pursuant to a Share Transfer Agreement between Erichton and J. Safra Foods Holdings S.à.r.l. (“Safra Foods”), (a) Erichton transferred its interest in Cavendish Global to Safra Foods, along with all the rights and obligations attached to such interest, including in connection with the Merger Agreement (including the guarantee thereunder), the Offer and Erichton’s equity commitment to Cavendish Global, and (b) Safra Foods agreed to assume and honor all those obligations. Such assignment, however, does not affect, in any way, the Company’s rights against Erichton under the Merger Agreement or Erichton’s equity commitment letter if there is any failure by Safra Foods to perform Erichton’s obligations in accordance with their terms.”

Item 8. Additional Information

(a) Item 8 of the Statement is amended and supplemented by adding the following paragraph to the end of the subsection “Foreign States Antitrust Clearance—European Competition Authorities”:

“On December 16, 2014, the European Commission informed the parties that the notified operation is authorized under the EU Merger Regulation in the European Union/European Economic Area. Accordingly, all applicable consents and approvals for the Offer required under the applicable antitrust laws in the European Union/European Economic Area have been received.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHIQUITA BRANDS INTERNATIONAL, INC.

By:	/s/ James E. Thompson, Esq.
	Name: Title:	James E. Thompson, Esq. Executive Vice President, General Counsel and Secretary

Dated: December 17, 2014